Filed Pursuant to Rule 433

Registration Statement No. 333-258271-01

Relating to Preliminary Prospectus Supplement dated January 4, 2024 to Prospectus dated July 29, 2021

January 4, 2024

Mid-America Apartments, L.P.

$350,000,000 5.000% Senior Notes due 2034

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated January 4, 2024 (the “preliminary prospectus supplement”) and the accompanying prospectus dated July 29, 2021 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Security Title:	5.000% Senior Notes due 2034

Principal Amount:	$350,000,000

Trade Date:	January 4, 2024

Settlement Date:	January 10, 2024 (T+4)

Maturity Date:	March 15, 2034

Interest Payment Dates:	Payable semi-annually on March 15 and September 15, commencing September 15, 2024

Coupon Rate:	5.000% per year, accruing from January 10, 2024

Price to Public:	99.019% of the principal amount, plus accrued interest, if any, from January 10, 2024

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Price / Yield:	104-00+ / 4.003%

Spread to Benchmark Treasury:	+112 basis points

Yield to Maturity:	5.123%

Optional Redemption:	Prior to December 15, 2033, make-whole redemption at the Treasury Rate (as defined) plus 20 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after December 15, 2033, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523U AV9 / US59523UAV98

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Citigroup Global Markets Inc. PNC Capital Markets LLC TD Securities (USA) LLC Stifel, Nicolaus & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC at (866) 271-7403, Truist Securities, Inc. at 1-800-685-4786 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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